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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Asyst Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04648X107

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 04648X107

1.	Name of Reporting Person: Mihir Parikh		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,593,767 shares of Common Stock ("Shares")*

		6.	Shared Voting Power: 416,328 Shares**

		7.	Sole Dispositive Power: 1,593,767 Shares*

		8.	Shared Dispositive Power: 416,328 Shares**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,010,095 Shares***

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.2%

12.	Type of Reporting Person: IN

* Includes 1,576,767 Shares issuable pursuant to options to purchase common stock exercisable within 60 days of December 31, 2002.

** Includes 341,128 Shares held in the Mihir and Nancy Parikh Living Trust, 60,800 Shares held in irrevocable trusts established for his children, and 14,400 Shares held by a custodian for the benefit of his children. Mihir Parikh disclaims beneficial ownership of the custodial shares. Mihir Parikh is co-trustee of each the trusts referenced above.

***See footnotes * and **.

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13G

Item 1.
	(a)	Name of Issuer:
Asyst Technologies, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
48761 Kato Road Fremont, CA 94538

Item 2.
	(a)	Name of Person Filing:
Mihir Parikh
	(b)	Address of Principal Business Office or, if none, Residence:
48761 Kato Road Fremont, CA 94538
	(c)	Citizenship:
United States of America
	(d)	Title of Class of Securities:
Common Stock
	(e)	CUSIP Number:
04648X107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.
(a) Amount beneficially owned:
2,010,095 Shares; see footnote *** above.
(b) Percent of class:
5.2%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
1,593,767 Shares; see footnote * above.
(ii) Shared power to vote or to direct the vote:
416,328 Shares; see note ** above.
(iii) Sole power to dispose or to direct the disposition of:
1,593,767 Shares; see footnote * above.
(iv) Shared power to dispose or to direct the disposition of:
416,328 Shares; see footnote ** above.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

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13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	2/13/03
/s/ Mihir Parikh
Name:	Mihir Parikh

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